Exhibit 1

North American Palladium Ltd.

First Quarter Report 2015

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s condensed interim consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three months ended March 31, 2015, compared to those of the respective period in the prior year. This MD&A has been prepared as of May 8, 2015 and is intended to supplement and complement the condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2015 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

Mr. James Gallagher, the Company’s Chief Operating Officer and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this MD&A.

All dollar amounts are in millions of Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘could’, ‘would’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance such as statements with respect to the Company’s strategic review process, the Company’s ability to consummate a strategic transaction, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining methods, expected mining and milling rates, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, the possibility that commodity prices and foreign exchange rates may fluctuate, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, uncertainty regarding the ability to consummate the Recapitalization, the risk the Company may not be able to continue as a going concern, the possibility the Company will require substantial additional financing, events of default on its indebtedness, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks related to tailings capacity and ground conditions, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employment disruptions including in connection with collective agreements between the Company and unions, litigation and the risks associated with obtaining necessary licenses and

North American Palladium Ltd.

permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that the Company will be able to consummate the Recapitalization or other strategic transaction, that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to the price of palladium.

The Company recently expanded the underground LDI mine and has transitioned from ramp access to shaft access while utilizing long hole open stope mining.

The Company has significant exploration potential near the LDI mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer on a permitted property, NAP has the potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the OTC Market under the symbol PALDF.

North American Palladium Ltd.

RECAPITALIZATION TRANSACTION AND SALES PROCESS

On April 15, 2015, the Company announced that, following discussions with Brookfield Capital Partners Ltd. (“Brookfield”), one of its senior secured lenders, the Company entered into an agreement with Brookfield aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”).

The Company has retained a financial advisor in connection with the Recapitalization and to conduct a strategic review process to solicit interest in a sale of the Company. The Company has until June 30, 2015 to obtain a superior proposal to the Recapitalization, with closing of the transaction to occur within a specified timeframe thereafter. Acceptance of a superior proposal is subject to a break fee payable by the Company as defined in the Recapitalization agreement.

At March 31, 2015, covenant relief was required as, compared to plan, in March 2015:

(a)	lower production volumes reduced revenues by $6.7;

(b)	production costs were $3.8 higher; and,

(c)	a decline in spot palladium prices at March 31, 2015 negatively impacted revenues by $7.4 (through the revaluation of certain accounts receivable).

Additionally, during the first quarter of 2015, a weakening of the Canadian dollar increased the Canadian dollar equivalent of US$ debt and decreased shareholders’ equity by approximately $22.

The Company has obtained covenant relief from its senior secured lenders in respect of certain financial and other covenants until August 15, 2015 which may be extended to September 15, 2015 subject to certain conditions. Although the Company produced 45,626 payable ounces of palladium in the first quarter of 2015, covenant relief of the current ratio, minimum shareholders’ equity and senior debt to EBITDA ratio covenants was required as a result of lower production volumes and higher expenses in March 2015 that coincided with a decline in palladium prices in that month and a weakening of the Canadian dollar throughout the first quarter of 2015.

The Company also entered into a US$25 interim credit facility with Brookfield that was fully drawn on April 15, 2015. The interim facility terminates on September 15, 2015 and bears interest at 16%. The Company is continuing normal business operations at its LDI mine and the Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization.

If no superior transaction emerges from the strategic review process by June 30, 2015, the terms of the Recapitalization will be as follows:

(i)	conversion of all amounts owing to Brookfield into equity, resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully-diluted basis after giving effect to the Recapitalization;

(ii)	conversion of the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debentures owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization;

(iii)	existing holders of common shares will own 2% of the post-Recapitalization common shares outstanding on a fully-diluted basis;

(iv)	termination of all outstanding warrants and options; and,

(v)	after completion of the Recapitalization, the Company will undertake a $50 rights offering to raise equity, pursuant to which all shareholders at that time will be able to participate. The $50 rights offering will be backstopped by Brookfield and other parties.

North American Palladium Ltd.

The Recapitalization agreement with Brookfield has been filed with the SEC and Canadian provincial securities regulatory authorities and is available at www.edgar.com and www.sedar.com, respectively. The Recapitalization is subject to receipt of customary approvals, including convertible debenture holder and shareholder approval, as well as customary closing conditions. A holder of convertible debentures holding approximately 54% of the Company’s convertible debentures has executed an agreement to support the Recapitalization.

North American Palladium Ltd.

HIGHLIGHTS

	Three months ended March 31
OPERATIONAL HIGHLIGHTS	2015	2014
Mining
Tonnes ore mined and processed	786,300	530,139
Palladium head grade (g/t)	2.5	3.1
Milling
Tonnes ore milled	751,420	516,511
Palladium head grade (g/t)	2.5	3.3
Palladium recovery (%)	83.0	84.5
Palladium production – payable ounces	45,626	42,641
Palladium sales – payable ounces	45,129	39,485
Realized palladium price per ounce (US$)	$786	$739
Cash cost per ounce palladium sold (US$) [1]	$589	$492

FINANCIAL HIGHLIGHTS	Three months ended March 31
($millions except per share amounts)	2015	2014
Revenue	$64.0	$48.7
Production costs	41.6	29.7
Income from mining operations	4.0	1.9
Loss and comprehensive loss	$(37.3)	$(26.7)
Loss and comprehensive loss per share	$(0.10)	$(0.11)
EBITDA [1]	$(15.0)	$1.0
Adjusted EBITDA [1]	$9.9	$9.7
Capital spending	$5.6	$2.9

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-25.

In the first quarter of 2015:

•	786,300 tonnes were mined from the underground Offset and Roby zones and processed from the low grade surface stockpile at an average grade of 2.5 grams per tonne palladium.

•	The mill processed 751,420 tonnes of ore at an average palladium head grade of 2.5 grams per tonne and a recovery of 83.0%.

•	Payable palladium production was 45,626 ounces while payable palladium sales were 45,129 ounces.

•	Cash interest of $8.3 was paid.

•	Revenue increased by $15.3 compared to 2014 primarily due to increased palladium production and sales ($4.6), higher palladium prices ($2.5) and more favourable exchange rates ($8.4).

•	Production costs increased $11.9 to $41.6 compared to 2014 primarily due to mining 43% more underground tonnes, milling 45% more tonnes, higher contractor and consulting cost and a less favourable inventory and other cost movements.

•	Adjusted EBITDA increased $0.2 to $9.9.

•	A net loss of $37.3 occurred which included non-cash items of: $8.6 of depreciation and amortization and $21.9 of unrealized foreign exchange losses.

North American Palladium Ltd.

LDI OPERATING & FINANCIAL RESULTS

The LDI mine consists of an underground mine accessed via shaft with a capacity of approximately 8,000 tonnes per day, an open pit (currently inactive), a substantial low grade surface stockpile and a mill with processing capacity of approximately 15,000 tonnes per day. The primary underground deposits on the property are the Offset and Roby zones. During the first three quarters of 2014, the mill was run on a batch basis and in the fourth quarter it was run full-time at high capacity on a test basis. During 2015, the Company plans to run the mill on a full time basis at approximately 60% of capacity.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	Three months ended March 31
	2015	2014
Ore mined (tonnes)
Underground
Offset	360,629	269,943
Roby	34,423	5,902

	395,052	275,845
Surface
Low grade stockpile	391,248	254,294

Total	786,300	530,139

Mined ore grade (Pd g/t)
Underground
Offset	4.1	5.0
Roby	3.8	4.0

	4.0	5.0
Surface
Low grade stockpile	1.0	1.0

Average	2.5	3.1

Milling
Tonnes of ore milled	751,420	516,511
Palladium head grade (g/t)	2.5	3.3
Palladium recoveries (%)	83.0	84.5
Tonnes of concentrate produced	6,702	5,002
Production cost per tonne milled	$55	$62
Payable production
Palladium (oz)	45,626	42,641
Platinum (oz)	3,833	3,005
Gold (oz)	2,899	2,978
Nickel (lbs)	494,795	400,719
Copper (lbs)	867,370	799,871
Cash cost per ounce of palladium sold (US$)[1]	$589	$492

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-25.

North American Palladium Ltd.

Mining

In the first quarters of 2015 and 2014, underground tonnes mined from the Offset and Roby zones were blended with the low grade surface stockpile material for processing in the mill. Underground ore mined at LDI in the first quarter of 2015 was from the Offset and Roby zones consisted of 395,052 tonnes (4,389 tonnes per day) at an average grade of 4.0 g/t palladium compared to 275,845 tonnes (3,065 tonnes per day) at an average palladium grade of 5.0 g/t in the same period in the prior year. LDI processed 391,248 tonnes of the low grade surface stockpile at an average grade of 1.0 g/t palladium in the first quarter of 2015 compared to 254,294 tonnes at the same palladium grade in the prior year. On a combined basis, 48% more tonnes of ore were mined and processed in the first quarter of 2015 at a 20% lower palladium grade compared to the same period in 2014.

Milling

During the three months ended March 31, 2015, the LDI mill processed 751,420 tonnes of ore at an average palladium head grade of 2.5 g/t palladium and a recovery of 83.0% to produce 45,626 ounces of payable palladium (2014 – 516,511 tonnes milled, average palladium head grade of 3.3 g/t, recovery of 84.5%, producing 42,641 ounces of payable palladium). The higher payable palladium ounces for the three months ended March 31 2015 compared to the same period in 2014 was primarily due to a 45% increase in tonnes milled partially offset by a 24% lower palladium head grade and a 1.8% decrease in palladium recoveries. Lower palladium recoveries were primarily due to lower mill head grades and high levels of suspended solids in reprocessed mill water partially offset by the favourable impact of a flash cell installed in late 2014 and commissioned in the first quarter of 2015.

Production Costs per Tonne Milled

Production costs per tonne milled in the three months ended March 31, 2015 were $55 compared to $62 per tonne in 2014. The decrease was primarily due to the impact of the 45% increase in tonnes milled cost partially offset by the production cost increases noted below.

Payable Production

Payable production was higher for all payable metals except gold in the first quarter of 2015 compared to the same period in 2014. Payable metal changes were primarily due to 45% more tonnes milled partially offset by lower grades and recoveries for all metals. Payable palladium production increased by 2,985 ounces (7%) to 45,626 ounces in the first quarter of 2015 compared to 2014.

Cash Cost per Ounce of Palladium Sold

Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A.

The cash cost per ounce of palladium sold increased to US$5891 for the three months ended March 31, 2015 compared to US$4921 in the same period in 2014. The increase in cash cost in 2015 was mostly due to increased production costs [+56%], smelting, refining and freight costs [+60%] and royalty costs [+19%] partially offset by more payable palladium ounces sold [+14%], favourable movements of the Canadian dollar [+11%] and higher by-product revenues [+23%]. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-25.

North American Palladium Ltd.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended March 31
($millions)	2015	2014
Gross revenue	$64.0	$48.7
Smelting, refining and freight costs	6.7	4.2
Royalty expense	2.5	2.1

Net revenue	54.8	42.4

Mining operating expenses
Production costs
Mining	23.9	18.8
Milling	11.0	8.0
General and administration	7.1	5.1

	42.0	31.9
Inventory	(0.4)	(2.2)

	41.6	29.7
Depreciation and amortization	8.6	10.4
Inventory pricing adjustment	0.5	—
Loss on disposal of equipment	0.1	0.4

Total mining operating expenses	50.8	40.5

Income from mining operations	$4.0	$1.9

The Company has included income from mining operations as an additional IFRS measure to provide the user with additional information on the actual results of the LDI operations.

Gross Revenue

Gross revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. Final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 4,100 ounces of palladium as at March 31, 2015 (December 31, 2014 – 12,800 palladium ounces) and mature In April 2015 at an average forward price of US$822 per ounce of palladium (December 31, 2014 – US$812 per ounce of palladium). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at March 31, 2015 was an asset of $0.2 included in accounts receivable compared to $0.2 at December 31, 2014.

North American Palladium Ltd.

Revenue for the three months ended March 31, 2015

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	45,129	3,782	2,856	491,057	856,121	n.a.	n.a.

Realized price (US$)(1)	$786	$1,193	$1,218	$6.54	$2.65	n.a.	n.a.

Revenue before price adjustment	$44.6	$5.7	$4.3	$3.8	$2.8	$0.1	$61.3
Price adjustment ($millions):
Commodities	(4.8)	(0.5)	0.1	(0.3)	—	—	(5.5)
Foreign exchange	6.2	0.8	0.5	0.4	0.3	—	8.2

Revenue ($million)	$46.0	$6.0	$4.9	$3.9	$3.1	$0.1	$64.0

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended March 31, 2014

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	39,485	2,767	2,788	368,581	748,786	n.a.	n.a.

Realized price (US$)(1)	$739	$1,419	$1,280	$6.53	$3.21	n.a.	n.a.

Revenue before price adjustment ($000’s)	$32.3	$4.4	$4.0	$2.8	$2.7	$—	$46.2
Price adjustment ($millions):
Commodities	2.5	0.2	0.1	0.1	(0.2)	—	2.7
Foreign exchange	(0.7)	0.2	0.1	0.1	0.1	—	(0.2)

Revenue ($millions)	$34.1	$4.8	$4.2	$3.0	$2.6	$—	$48.7

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the first three months of 2015 increased by $15.3 or 31% compared to the first quarter of 2014 primarily due to 14% more ounces of palladium sold at 6% higher realized prices, an 11% favourable movement in the exchange rate and greater volumes of platinum (+37%), nickel (+33%) and copper (+14%) sold. During March 2015, lower production volumes reduced revenues by $6.7 and a decline in palladium prices during March 31, 2015 negatively impacted revenues a further $7.4 (through the revaluation of certain accounts receivable).

North American Palladium Ltd.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Mar-31 2015		Dec-31 2014		Sep-30 2014		Jun-30 2014		Mar-31 2014		Dec-31 2013		Sep-30 2013		Jun-30 2013
Palladium – US$/oz		$729		$798		$775		$844		$778		$711		$726		$643
Platinum – US$/oz		$1,129		$1,210		$1,300		$1,480		$1,418		$1,358		$1,411		$1,317
Gold – US$/oz		$1,187		$1,199		$1,217		$1,315		$1,292		$1,202		$1,327		$1,192
Nickel – US$/lb		$5.65		$6.77		$7.49		$8.49		$7.14		$6.34		$6.29		$6.20
Copper – US$/lb		$2.73		$2.85		$3.03		$3.15		$3.01		$3.34		$3.31		$3.06

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.79	US$	0.86	US$	0.89	US$	0.94	US$	0.90	US$	0.94	US$	0.97	US$	0.95

*	Based on the London Metal Exchange

Smelting, refining and freight costs

Smelting, refining and freight costs for the three months ended March 31, 2015 were $6.7 compared to $4.2 in 2014. The increase in 2015 over the prior year was primarily due to the impact of a weaker Canadian dollar and 59% more tonnes of concentrate shipped.

North American Palladium Ltd.

Royalty expense

For the three months ended March 31, 2015, royalty expense was $2.5 compared to $2.1 in 2014. The increase in 2015 was primarily due to higher revenues in 2015 compared to 2014.

Production costs

For the three months ended March 31, 2015, production costs were $41.6 compared to $29.7 in the comparable 2014 period. In March 2015, production costs were $3.8 million higher than plan.

Mining costs for the first quarter of 2015 increased $5.1 (27%) to $23.9 compared to $18.8 in the same period in 2014. The increase was primarily related to underground mining costs that increased 33%, primary due to 43% more underground tonnes mined, and increased costs associated with contractors, parts and labour partially offset by lower costs for propane, capital chargebacks and equipment rentals.

For the three months ended March 31, 2015, milling costs increased by $3.0 (38%) to $11.0 compared to $8.0 in 2014. The increase in 2015 compared to 2014 was primarily due to 45% more tonnes milled and increased costs associated with reagent use, labour and contractor costs.

General and administration costs at the LDI level in the first quarter of 2015 increased $2.0 (39%) to $7.1 compared to $5.1 in the same period in 2014 primarily due to increased consultant costs.

Inventory movements were $0.4 favourable in the first quarter of 2015 compared to $2.2 in 2014.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2015 was $8.6 compared to $10.4 in 2014. The 2015 decrease over the prior year was primarily due to lower unit of production depletion related to an increased reserve and resource base partially offset by more tonnes mined.

OTHER EXPENSES

Exploration

Exploration expenditures for the three months ended March 31, 2015 were $2.5 compared to $0.8 in 2014. The increase was primarily due to an early start to the 2015 exploration program.

Corporate general and administration

The Company’s corporate general and administration expenses for the three months ended March 31, 2015 were $2.7 compared to $2.6 in the prior year. The 2015 increase was primarily due to higher salaries, audit, consulting and director fees partially offset by lower legal costs.

Financing costs

For the first three months of 2015, financing costs were $0.4 compared to $4.0 in the comparable 2014 period. The 2015 decrease was primarily due to financing costs related to the convertible debentures issued in 2014 which did not occur in 2015.

Foreign exchange loss

Foreign exchange loss for the three months ended March 31, 2015 was $22.4 compared to $7.9 in 2014. The 2015 and 2014 losses were primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility. Non-cash components of the losses in the first three months of 2015 and 2014 were $21.9 and $7.5 respectively.

North American Palladium Ltd.

SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results

($millions except per share amounts)	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$64.0	$74.5	$46.4	$50.5	$48.7	$39.6	$33.3	$33.2
Production costs, net of mine restoration costs	41.6	40.5	30.1	30.4	29.7	29.9	22.9	25.4
Exploration expense	2.5	3.1	2.5	1.9	0.8	1.4	3.9	2.2
Capital expenditures	5.6	9.5	5.8	5.6	2.9	16.7	26.9	27.8
Net loss	37.3	11.3	18.8	9.9	26.7	11.7	5.3	26.3
Cash provided by (used in) operations	20.7	1.0	8.0	(3.8)	(16.8)	4.2	2.0	(2.8)
Cash provided by (used in) financing activities	(8.8)	0.7	(34.7)	31.6	31.8	4.3	(2.1)	52.0
Cash provided by (used in) investing activities	(5.6)	(9.5)	(5.8)	(5.4)	(2.9)	(16.7)	(26.7)	(27.8)
Net loss per share
– basic	$(0.10)	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.15)
– diluted	$(0.10)	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.16)
Tonnes milled	751,420	1,080,299	566,494	521,478	516,511	544,074	517,157	483,266
Palladium sold (ounces)	45,129	57,256	36,430	40,716	39,485	35,205	27,370	32,620
Realized palladium price (US$/ounce)	$786	$787	$860	$806	$739	$725	$721	$719

Trends:

•	Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby zone underground and the surface open pit to the Offset zone underground and surface stockpiles. Changes in tonnes, grades and sources of ore significantly impacted revenue realized, production costs, ore available for milling and palladium ounces produced.

•	Realized quarterly average prices for palladium have ranged from US$719 to US$860 per ounce in the last eight quarters while prices for platinum, gold, copper and nickel have generally been flat to declining over the same period. The weakening of the Canadian dollar versus the United States dollar generally results in higher revenues.

•	Underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one in the most recent quarters. The vast majority of ore currently brought to surface is using the shaft which, for accounting purposes, was considered in commercial production on January 1, 2014.

•	Capital expenditures have been generally declining for the last eight quarters as activities associated with the construction of the shaft and related infrastructure to process the upper Offset zone ore were completed.

•	Cash provided by operations in Q1 2015 increased primarily due to increases in accounts receivable and accounts payable.

North American Palladium Ltd.

•	Cash from financing activities in Q1 and Q2 2014 was a primarily due to the issuance of convertible debentures while the use of funds in Q3 2014 was primarily due to a partial repayment of the senior secured term loan. Cash provided by financing activities in Q2 2013 was high primarily due to $131.9 of senior secured term loan incurred and $9.6 share issuance less $79.2 repayment of senior secured notes and $8.8 repayment of the credit facility.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended March 31
($millions)	2015	2014
Cash provided by operations prior to changes in non-cash working capital	$7.9	$9.4
Changes in non-cash working capital	12.8	(26.2)

Cash provided by (used in) operations	20.7	(16.8)
Cash provided by (used in) financing	(8.8)	31.8
Cash used in investing	(5.6)	(2.9)

Increase in cash and cash equivalents	$6.3	$12.1

Operating Activities

For the three months ended March 31, 2015, cash provided by operations prior to changes in non-cash working capital was $7.9 compared to $9.4 in the prior year. The 2015 decrease of $1.5 was primarily due to an $11.9 increase in production costs, a $2.5 increase in smelting, refining, freight and royalty costs and a $1.7 increase in exploration costs partially offset by a $15.3 increase in revenue.

Changes in non-cash working capital for the first three months of 2015 resulted in a source of cash of $12.8 compared to a use of cash of $26.2 in 2014. The 2015 increase of $39.0 was primarily due to favourable movements in accounts receivable of $19.4 and accounts payable and accrued liabilities of $18.4.

Financing Activities and Liquidity

For the three months ended March 31, 2015, financing activities resulted in a use of cash of $8.8 compared to a source of cash of $31.8 in 2014. For the three months ended March 31 2015, financing activities consisted primarily of $8.3 of interest payments. For the three months ended March 31, 2014, financing activities resulted in a source of cash of $31.8 consisting primarily of $28.5 net proceeds related to the issuance of convertible debentures, which were largely converted into equity in the first quarter of 2014, and the drawdown of $6.1 of the credit facility.

Investing Activities

For the three months ended March 31, 2015, investing activities used cash of $5.6 compared to $2.9 in the comparable 2014 period. The expenditures in 2015 and 2014 were due to additions to mining interests.

North American Palladium Ltd.

Liquidity and Capital Resources

	As at March 31	As at December 31
($millions)	2015	2014
Cash and cash equivalents	$10.4	$4.1
Adjusted net working capital (deficit) surplus[1]	4.6	20.5
Total debt	305.6	281.7
Shareholders’ equity	189.2	224.4

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-25.

As at March 31, 2015, the Company had cash and cash equivalents of $10.4 compared to $4.1 as at December 31, 2014. The change from the prior year end is due to the sources and uses of cash as noted above. The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 credit facility that is secured by first priority on the Company’s accounts receivable and inventory and second priority on the property, plant and equipment and may be used for working capital liquidity and general corporate purposes. In July 2014, the Company extended its US$60 credit facility to July 3, 2015 and the facility was further extended to September 15, 2015 as part of the Recapitalization negotiations. As at March 31, 2015, the borrowing base calculation limited the credit facility to a maximum of US$46.0 of which US$45.6 was utilized including US$12.2 of letters of credit.

The Company’s senior secured term loan and credit facility contain several financial covenants which, if not met, would result in an event of default. These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in these loans becoming immediately due. Other events of default entitle the lenders to demand repayment.

At March 31, 2015, covenant relief was required as, compared to plan, in March 2015:

(d)	lower production volumes reduced revenues by $6.7;

(e)	production costs were $3.8 higher; and,

(f)	a decline in spot palladium prices at March 31, 2015 negatively impacted revenues by $7.4 (through the revaluation of certain accounts receivable).

Additionally, during the first quarter of 2015, a weakening of the Canadian dollar increased the Canadian dollar equivalent of US$ debt and decreased shareholders’ equity by approximately $22. The Company has obtained waivers from its senior secured lenders as of March 31, 2015. The waivers were received prior to March 31, 2015 and extend to August 31, 2015, or to September 15, 2015, subject to certain conditions. Please also see the recapitalization transaction and sales process section of this MD&A.

The Company’s liquidity may be adversely affected by operating performance, a downturn in market conditions impacting access to capital markets or entity specific conditions. The Company’s liquidity is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, and meeting production targets. Adverse changes in any of these variables may impact the Company’s liquidity position. Please also see the recapitalization transaction and sales process section of this MD&A.

At March 31, 2015, the Company did not meet certain covenants of its senior secured term loan and credit facility for which waivers were obtained from the lenders prior to the March 31, 2015 reporting date. The Company obtained waivers from both lenders regarding certain covenants including the current ratio, shareholders’ equity and leverage ratio covenants until August 15, 2015 with an agreement to extend the waivers to September 15, 2015 if certain terms and conditions are met. Please also see the recapitalization transaction and sales process section of this MD&A.

The Company has $17.7 of finance leases funding equipment for operations. Please also see the contractual obligations below for additional commitments.

North American Palladium Ltd.

Contractual Obligations

Contractual obligations are comprised as follows:

As at March 31, 2015	Payments Due by Period
($millions)	Total	1-3 Years	3-5 Years	5+ Years
Credit facility	$42.3	$42.3	$—	$—
Finance lease obligations	17.7	14.0	3.7	—
Operating leases	3.2	3.1	0.1	—
Long term debt	245.6	245.6	—	—
Purchase obligations	5.6	5.6	—	—

	$314.4	$310.6	$3.8	$—

In addition to the above, the Company has asset retirement obligations at March 31, 2015 in the amount of $16.9 for the LDI mine, contractual obligations reflected in accounts payable and obligations related to its credit facility and long-term debt. The Company obtained letters of credit of $14.1 as financial surety for these future outlays.

Commitments

Please refer to note 14 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended March 31, 2015.

OUTSTANDING SHARE DATA

As of May 8, 2015, there were 393,690,541 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Corporate Stock Option Plan entitling holders thereof to acquire 5,200,042 common shares of the Company at a weighted average exercise price of $1.00 per share.

At May 8, 2015, $0.3 and $43.0 of 2014 and 2012 convertible debentures were outstanding and were convertible into approximately 1.6 million and 14.8 million common shares respectively.

In conjunction with the 2014 convertible debentures, approximately 35.7 million common share purchase warrants at an exercise price of $0.5786 per share were issued and remain outstanding as of May 8, 2015.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Going Concern

The condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue operations, exploration and development activities in the near term is dependent upon successfully executing the Recapitalization under a plan of arrangement under the Canada Business Corporation Act, or the Company obtaining a superior proposal, as defined in the Recapitalization agreement, which would enable it to satisfy its obligations and continue operations.

North American Palladium Ltd.

The Company’s senior secured term loan and credit facility contain several financial covenants, which, if not met would result in an event of default. These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default entitle the lenders to demand repayment and, the senior secured term loan, provides for the payment of a prepayment fee and penalty interest upon an event of default. At March 31, 2015, the Company would not have met the minimum shareholders’ equity and senior debt to EBITDA ratio covenants. The Company received waivers of the March 31, 2015 violations, and amendments waiving future covenant compliance for the April, May and June 2015 compliance tests and events of default which may occur as a result of completing the Recapitalization or obtaining a superior proposal. However, the Company’s lenders will require testing of covenant compliance commencing with the July 31, 2015 compliance date or earlier if certain conditions of the waivers are not met. If compliance is not met on the test date, such an event, would represent events of default resulting in all amounts becoming due on August 15, 2015, subject to extension to September 15, 2015 in certain conditions. There is no assurance that the Company will be in compliance with its covenants on the dates specified. In addition, the Company’s convertible debentures contain change of control clauses which may occur as a result of completing the Recapitalization or obtaining a superior proposal. If the Company’s lenders were to demand repayment of outstanding amounts upon an event of default on either August 15, 2015 or September 15, 2015, or if the change of control clause on the Company’s convertible debentures is triggered as a result of completing the Recapitalization or obtaining a superior proposal, the Company would not have sufficient funds to repay its obligations when due, and such events could cause the Company to seek protection from its creditors, or seek to restructure its obligations.

If the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due, and could cause the Company to seek protection from its creditors, or seek to restructure its obligations.

The Company’s ability to continue operations and exploration and development activities is also dependent upon a number of variables including, but not limited to, meeting production targets, metal prices, operational costs, capital expenditures, achieving profitable operations at the LDI mine and meeting future covenant requirements under the Company’s senior secured term loan and credit facility.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The condensed interim consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern. Please also see the recapitalization transaction and sales process section of this MD&A.

b.	Use of estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

North American Palladium Ltd.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and,

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

North American Palladium Ltd.

d.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

f.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash

North American Palladium Ltd.

flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as an interest cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

There have been no new accounting standards adopted by the Company for the three month period ended March 31, 2015.

New standards not yet adopted

The following new standards or amendments to standards are not yet effective for the period ended March 31, 2015 or have otherwise not yet been adopted by the Company.

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

North American Palladium Ltd.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the reader should also consider the following risk factors:

Going Concern Risk – The Company’s ability to continue operations and exploration and development activities as a going concern is dependent upon the Company funding working capital and capital expenditure requirements. There can be no assurance that, if the Company requires additional funding, the Company will be able to raise additional capital or obtain sufficient financing or that any such financing would be available in a timely manner or on terms favourable to the Company. Please also see the recapitalization transaction and sales process section of this MD&A.

Liquidity Risk – The Company may be exposed to liquidity risk, which is the risk that the Company will not be able to meet its financial obligations as they become due. The Company incurred an adjusted loss of $37.3 for the three month period ended March 31, 2015 and has incurred net losses for each of the eight most recent quarters. While the Company had a working capital deficit of $231.4 ($4.6 adjusted working capital deficit(1) excluding the current portion of long-term debt of $236.0) as at March 31, 2015, achievement of its goals is dependent on a number of variables including, but not limited to, meeting production targets, operational costs and capital expenditures, metal prices, foreign exchange rates and achieving profitable operations of the LDI mine. Adverse changes in any of these variables may require the Company to seek additional financing. Please also see the recapitalization transaction and sales process section of this MD&A.

Financing Risk – The Company’s ability to secure future financing is dependent on numerous factors, many of which are outside of the Company’s control. Inability or failure to obtain additional capital or generate sufficient cash flows to satisfy its funding requirements could have a material adverse impact on the Company’s financial conditions, operations and ability to grow, including the Company’s ability to repay its credit facility when it becomes due. If the Company is unable to repay its debts as they come due or is in breach of its covenants under its other debt instruments, the lenders would be entitled to enforce the related security agreement by taking possession of the pledged collateral. Alternatively, the Company would have to refinance the debt, which refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could restrict its business operations. Please also see the recapitalization transaction and sales process section of this MD&A.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-25.

North American Palladium Ltd.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three month period ended March 31, 2015, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

For the three month period ended March 31, 2015, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent three month period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Form 40-F/Annual Information Form, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Form 40-F can be obtained from the SEC’s website at www.sec.gov. and a copy of the Annual Information Form is posted on the SEDAR website at www.sedar.com.

North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, EBITDA, adjusted EBITDA and adjusted net working capital and proforma condensed balance sheet which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. The cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

	For the three months ended
($millions except ounce and per ounce amounts)	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014
Production costs including overhead	$41.6	$40.5	$30.1	$30.4	$29.7
Smelting, refining and freight costs	6.7	6.7	4.0	4.1	4.2
Royalty expense	2.5	3.0	1.8	2.2	2.1

Operational expenses	50.8	50.2	35.9	36.7	36.0
Less by-product metal revenue	18.0	19.5	12.5	14.1	14.6

	$32.8	$30.7	$23.4	$22.6	$21.4

Divided by ounces of palladium sold	45,129	57,256	36,430	40,716	39,485
Cash cost per ounce (CDN$)	$727	$537	$642	$554	$541
Average exchange rate (CDN$1 – US$)	0.81	0.88	0.92	0.92	0.91

Cash cost per ounce (US$), net of by-product credits	$589	$473	$589	$510	$492

North American Palladium Ltd.

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs, net; depreciation and amortization; exploration; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

	For the three months ended
($millions)	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014
Loss and comprehensive loss	$(37.3)	$(11.2)	$(18.8)	$(10.0)	$(26.7)
Interest and other income	—	(0.5)	(1.5)	(2.7)	—
Interest expense and other costs	13.3	10.1	10.2	16.0	13.3
Financing costs	0.4	—	(0.9)	4.4	4.0
Depreciation and amortization	8.6	12.2	6.9	8.2	10.4

EBITDA	$(15.0)	$10.6	$(4.1)	$15.9	$1.0
Exploration	2.5	3.1	2.6	1.9	0.8
Foreign exchange loss (gain)	22.4	7.9	9.8	(7.4)	7.9

Adjusted EBITDA	$9.9	$21.6	$8.3	$10.4	$9.7

North American Palladium Ltd.

Adjusted Net Working Capital and Proforma Condensed Balance Sheet

This MD&A refers to adjusted net working capital which is not a recognized measure under IFRS. The table below also refers to adjusted current liabilities and adjusted non-current liabilities which are also not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net working capital, adjusted current liabilities and adjusted non-current liabilities are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

As at March 31, 2015, the Company had obtained waivers and amendments from the lenders regarding potential breaches of certain covenants. Had the waivers and amendments received been for twelve months or more, the Company’s proforma condensed interim consolidated balance sheet and adjusted net working capital surplus would have been:

($ millions)	Proforma As at March 31 2015(1)	As at December 31 2014(1)
Current assets	$94.0	$98.0
Non-current assets	450.6	452.8

	544.6	550.8

Adjusted current liabilities(2)	$89.4	$77.5
Adjusted non-current liabilities(3)	266.0	248.9
Shareholders’ equity	189.2	224.4

	$544.6	$550.8

Adjusted net working capital surplus(4)	$4.6	$20.5

(1)	No non-IFRS adjustments have been made to the December 31, 2014 amounts. They have been provided for comparison purposes only. Other than as noted by the term “adjusted” and footnotes, amounts shown as at March 31, 2015 are IFRS amounts.
(2)	IFRS current liabilities as at March 31, 2015 totaled $287.3. After reducing for the current portion of long-term debt of $197.9, adjusted current liabilities amount to $89.4.
(3)	IFRS non-current liabilities as at March 31, 2015 totaled $68.1. After increasing for the current portion of long-term debt of $197.9, adjusted non-current liabilities amount to $266.0.
(4)	Adjusted net working capital surplus is determined by subtracting adjusted current liabilities from current assets.